                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 19 )*



                    TRANSCONTINENTAL REALTY INVESTOR, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
                     -----------------------------------
                                (CUSIP Number)

                  Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                  Dallas, Texas 75231   (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              September 30, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 2 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     American Realty Trust, Inc.
                     54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                     Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          615,347
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          615,347
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     615,347
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     23.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                     CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 3 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Basic Capital Management, Inc.
                     75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Nevada

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                       130,475

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                       130,475

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     130,475

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.9%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                     CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 4 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Syntek Asset Management, L.P.
                     75-2163161
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                       17,650

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                       17,650

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,650

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                     PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 5 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Continental Mortgage and Equity Trust
                     94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     California

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          53,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          53,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     53,000

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.0%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                     00

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 6 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     The Gene E. Phillips Children's Trust
                     13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          31,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          31,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     31,000

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                     00

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209

Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

     This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TRI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on June 30, 1994. The principal executive offices of TRI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and ART and is a beneficiary of the GEP Trust.

            (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

            BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                                 Position(s) with BCM
- ----                                                 --------------------
Oscar W. Cashwell                                    President

Name                                                 Position(s) with BCM
- ----                                                 --------------------
Hamilton P. Schrauff                                 Executive Vice President and
                                                      Chief Financial Officer

Karl L. Blaha                                        Executive Vice President and
                                                      Director of Commercial Management

Clifford C. Towns, Jr.                               Executive Vice President,
                                                       Finance

Thomas A. Holland                                    Senior Vice President and
                                                       Chief Accounting Officer

Robert A. Waldman                                    Vice President, Corporate
                                                       Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer
                                                      and Securities Manager

Ryan T. Phillips                                     Director

M. Ned Phillips                                      Director


            Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

            Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

            Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

            Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

            Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

            Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

            Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Vice President, Corporate Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

            M. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

            Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

            (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            The following is a list of each executive officer and trustee of
CMET:

       Name                         Position(s) with CMET
       ----                         ---------------------
Oscar W. Cashwell                  President

Hamilton P. Schrauff               Executive Vice President and
                                    Chief Financial Officer

Karl L. Blaha                      Executive Vice President and
                                    Director of Commercial
                                    Management

Thomas A. Holland                  Senior Vice President and
                                    Chief Accounting Officer

Robert A. Waldman                  Vice President, Secretary and
                                    Corporate Counsel

Drew D. Potera                     Treasurer

Geoffrey C. Etnire                 Trustee

       Name                         Position(s) with CMET
       ----                         ---------------------
A. Bob Jordan                      Trustee

Willie K. Davis                    Trustee

Randall K. Gonzalez                Trustee

Bennett B. Sims                    Trustee

Ted P. Stokley                     Trustee

            Information with respect to Messrs. Cashwell, Potera, Schrauff, Blaha, Waldman and Holland is disclosed in (I) above.

            Mr. Entire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

            Mr. Stokely's business address is 10670 North Central Expressway, Suite 640, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

            Mr. Jordan's business address is 6051 North Brookline, Suite 119, Oklahoma City, Oklahoma 73112. Mr. Jordan's present principal occupation is an Attorney. Mr. Jordan is a citizen of the United States of America.

            Mr. Davis' business address is 333 Union Street, Suite 400, Nashville, Tennessee 37201. Mr. Davis' present principal occupation is Chairman of Mid-South Financial Corporation. Mr. Davis is a citizen of the United States of America.

            Mr. Gonzalez's business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is Vice President of TMC Realty Advisors, Inc. Mr. Gonzalez is a citizen of the United States of America.

            Mr. Sims' business address is 529 W. 42nd Street, #8N, New York, New York 10036. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

            (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

          Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

            (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            The following is a list of each executive officer and director of
ART:

     Name                                     Position(s) with ART
     ----                                     --------------------
G. Wayne Watts                                Director

Al Gonzalez                                   Director

Ryan T. Phillips                              Director

Tilmon Kreiling, Jr.                          Director

Oscar Cashwell                                Director

Karl L. Blaha                                 President

Hamilton P. Schrauff                          Executive Vice President and
                                               Chief Financial Officer

Thomas A. Holland                             Senior Vice President and
                                               Chief Accounting Officer

Robert A. Waldman                             Secretary and Vice President

Drew D. Potera                                Treasurer

            Information with respect to Messrs. Blaha, Schrauff, Potera, Holland, Waldman and Ryan T. Phillips is disclosed in (I) above.

            Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palmetto Industries. Mr. Watts is a citizen of the United States of America.

            Mr. Gonzalez's business address is 5440 Harvest Hill Road, Suite 250, Dallas, Texas 75230. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

            Mr. Kreiling's business address is 4627 Kelsey Road, Dallas, Texas 75229. Mr. Kreiling's present principal occupation is President of Kreiling Associates & Co. Mr. Kreiling is a citizen of the United States of America.

            (V) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            Information with respect to Mr. Phillips is disclosed in (III) above.

            During the last five (5) years, (i) none of the persons enumerated in (I) through (V) above, as amended, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer

            Item 5 is hereby amended to read as follows:

            (a) Share Ownership

            The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:


                  Shares Owned Directly

                              Number of    Percent of
Name                          Shares       Class (1)
- ----                          ---------    ----------
BCM                            130,475         4.9%
CMET                            53,000         2.0
ART                            615,347        23.0
SAMLP                           17,650         0.7
GEP Trust                       31,000         1.2

                   TOTAL       847,472        31.7%


                Shares Owned Beneficially

                                    Number of    Percent of
Name                                Shares       Class (1)
- ----                                ---------    ----------
ART                                   615,347       23.0%
BCM                                   130,475        4.9
CMET                                   53,000        2.0
SAMLP                                  17,650        0.7
Gene E. Phillips (2)                   17,650        0.7
GEP Trust                              31,000        1.2
G. Wayne Watts (3)                    615,347       23.0
Al Gonzalez (3)                       615,347       23.0
M. Ned Phillips  (4)                  130,475        4.9
Ryan T. Phillips  (3)(4)(5)           776,822       29.0
Tilmon Kreiling, Jr. (3)              615,347       23.0
Oscar Cashwell    (3)(4)              745,822       27.8

Total shares beneficially owned
  by Reporting Persons                847,472       31.7%


(1) Percentage calculations are based upon 2,674,850 Shares outstanding at September 30, 1994. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP described in Item 2, as herein amended.

(3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2, as herein amended.

(4) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(5) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in Item 2.

            (b) Voting and Dispositive Power

            Each of the directors of ART share voting and dispositive power over the 615,347 Shares owned by ART. Each of the directors of BCM exercise voting and dispositive power over the 130,475 Shares held by BCM. Each of the Trustees of CMET share voting and disposition power over the 53,000 Shares held by CMET. The Trustee of GEP Trust has complete voting and disposition power over all of the shares owned by GEP Trust.

            (c) Transactions in Securities

            The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                Number of    Price            Type of
Person         Date       Shares    Per Share        Transaction
- ---------      ----      ---------  ---------        -----------
ART           8/01/94      1,000      $14.25         Open Market
ART           8/01/94        200      $14.25         Open Market
ART           8/02/94        800      $14.25         Open Market
ART           8/04/94      1,000      $14.25         Open Market
ART           8/04/94      1,000      $14.25         Open Market
ART           8/04/94        500      $14.25         Open Market
ART           8/05/94        100      $14.25         Open Market
ART           8/08/94        400      $14.25         Open Market
ART           8/11/94        300      $14.25         Open Market
ART           8/15/94        300      $14.25         Open Market
ART           8/17/94        100      $14.25         Open Market
ART           8/19/94        300      $14.25         Open Market
ART           8/22/94        300      $14.25         Open Market
ART           8/23/94        300      $14.25         Open Market
ART           8/24/94        900      $14.25         Open Market
ART           8/25/94        200      $14.25         Open Market
ART           8/30/94        200      $14.25         Open Market
ART           8/31/94        100      $14.25         Open Market
ART           9/01/94      1,000      $14.25         Open Market
ART           9/02/94        100      $14.25         Open Market
ART           9/07/94        600      $14.25         Open Market
ART           9/08/94        900      $14.25         Open Market

Reporting                Number of    Price            Type of
Person         Date       Shares    Per Share        Transaction
- ---------      ----      ---------  ---------        -----------
ART           9/09/94        400      $14.25         Open Market
ART           9/09/94        800      $14.25         Open Market
ART           9/12/94        200      $14.25         Open Market
ART           9/14/94        300      $14.25         Open Market
ART           9/16/94        700      $14.25         Open Market
ART           9/19/94        600      $14.25         Open Market
ART           9/20/94        300      $14.25         Open Market
ART           9/21/94        100      $14.25         Open Market
ART           9/21/94      1,700      $14.25         Open Market
ART           9/22/94        300      $14.25         Open Market
ART           9/22/94        400      $14.25         Open Market
ART           9/23/94        300      $14.25         Open Market
ART           9/26/94        300      $14.25         Open Market
ART           9/26/94        400      $14.25         Open Market
ART           9/27/94        400      $14.25         Open Market
ART           9/28/94        200      $14.25         Open Market
ART           9/28/94        700      $14.25         Open Market
ART           9/30/94        300      $14.25         Open Market
ART           9/30/94        100      $14.25         Open Market


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of Issuer

            Item 6 is hereby amended by deleting Item 6(a) in its entirety and adding new Item 6(a) which reads as follows:

            (a) ART has pledged 4,000 Shares to Accutrade, pledged 4,250 Shares to Advest, pledged 2,000 Shares to Alex Brown, pledged 27,750 Shares to Allied Research Services, Inc., pledged 10,000 Shares to Baker & Company, pledged 13,000 Shares to Bidwell and Company, pledged 4,900 Shares to Brown & Company, pledged 12,050 Shares to CJ Lawrence, Inc., pledged 300 Shares to Chatfield Dean & Co., pledged 10,000 Shares to CoAmerica Bank-Texas, pledged 7,000 Shares to Cowen & Company, pledged 20,096 Shares to Dean Witter Reynolds, pledged 6,000 Shares to Dillon Read and Company, Inc., pledged 19,000 Shares to First Alabama, pledged 2,000 Shares to First Southwest Securities, pledged 10,550 Shares to Gilford Securities, pledged 12,000 Shares to Global Strategies, pledged 28,538 Shares to Goldman Sachs, pledged 2,000 Shares to Hamilton Investments, Inc., pledged 12,000 Shares to Hambrecht & Quist, pledged 41,271 Shares to Kemper Securities Group, Inc., pledged 41,000 Shares to Kidder Peabody Investor, pledged 10,000 Shares to Kirpatrick Pettis, pledged 9,000 Shares to Lehman Brothers, pledged 5,000 Shares to Lombard, pledged 34,000 Shares to Legg Mason, pledged 7,100 Shares to Mabon, pledged 2,000 Shares to May Financial Services, pledged 20,000 Shares to McDonald & Company Securities, Inc., pledged 15,000 Shares to Montgomery Securities, pledged 14,000 Shares to Mutual Securities, Inc., pledged 23,000 Shares to Nationsbanc, pledged 19,475 Shares to The Ohio Company, pledged 13,000 Shares to Olde Discount Stock Brokers, pledged 43,171 Shares to Oppenheimer & Company, pledged 3,000 shares to Pacific Brokerage Services, pledged 2,000 Shares to Paine Webber, pledged 16,000 Shares to The Principal, Eppler, Guerin, Turner, Inc., pledged 25,171 Shares to Prudential Bache, pledged 6,000 Shares to Quick & Reilly, pledged 12,625 Shares to Robert Baird, pledged 16,400 Shares to Rodman & Renshaw, pledged 1,700 Shares to Brokers Transaction Services, Inc., pledged 18,171 Shares to Shearson Lehman Hutton, pledged 16,000 Shares to Thomas F. White & Co., Inc., pledged 5,000 Shares to Tucker Anthony, pledged 6,000 Shares to Wachovia and pledged 1,000 Shares to Washington Discount Brokerage Corp. in stock margin accounts maintained by it with such brokers.

              BCM has pledged 3,300 Shares to Accutrade, pledged 3,900 Shares to Advest, pledged 4,700 Shares to Allied Research Service, pledged 2,100 Shares to Baker & Company, pledged 3,000 Shares to Brown & Company, pledged 4,000 Shares to CJ Lawrence, Inc., pledged 2,000 shares to Capital Institutional Inc., pledged 2,000 Shares to Cowen & Company, pledged 5,600 Shares to Dean Witter and Reynolds, pledged 5,000 Shares to Dillon Read and Company, Inc., pledged 1,000 Shares to Gruntal & Co., pledged 7,000 Shares to HD Vest Financial Services, pledged 2,300 Shares to Hambrecht & Quist, pledged 5,000 Shares to IDS Financial Services, Inc., pledged 5,000 Shares to Kemper Securities Groups, Inc., pledged 4,000 Shares to Kirpatrick Pettis, pledged 2,000 Shares to Lombard, pledged 5,000 Shares to Legg Mason, pledged 2,000 Shares to Mabon, pledged 2,000 Shares to The Ohio Company, pledged 6,000 Shares to Olde Discount Stock Brokers, pledged 10,000 Shares to Paine Webber, pledged 10,950 Shares to Piper Jaffray, Inc., pledged 3,000 Shares to The Principal Eppler, Guerin & Turner, Inc., pledged 15,625 Shares to Prudential Bache, pledged 5,000 Shares to Rodman & Renshaw, Inc., pledged 5,000 Shares to Signet Financial Services, Inc., pledged 2,000 Shares to Southwest Securities, pledged 2,000 Shares to Wachovia and pledged 2,000 Shares to Worthern Securities in stock margin accounts maintained by it with such brokers.

               CMET has pledged 10,000 Shares to Goldman Sach & Co., pledged 11,000 Shares to Neuberger & Berman and pledged 32,000 Shares to Scottsdale Securities, Inc. in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: October 10, 1994

                             SYNTEK ASSET MANAGEMENT, L.P.

                             By: Syntek Asset Management, Inc.
                                 Managing General Partner



                             By:/s/ Hamilton P. Schrauff
                                Hamilton P. Schrauff
                                President


                             BASIC CAPITAL MANAGEMENT, INC.



                             By:/s/ Hamilton P. Schrauff
                                Hamilton P. Schrauff
                                President

                             AMERICAN REALTY TRUST, INC.



                             By: /s/Karl L. Blaha
                                Karl L. Blaha
                                President


                             GENE E. PHILLIPS CHILDREN'S TRUST


                             By:/s/ Donald W. Phillips
                                Donald W. Phillips
                                Trustee

                             CONTINENTAL MORTGAGE AND EQUITY TRUST



                             By:/s/ Hamilton P. Schrauff
                                Hamilton P. Schrauff
                                President